Exhibit (a)(5)(xx)

SPARK Q&A REGARDING FTC’S SECOND REQUEST

1. What is the purpose of the FTC (Federal Trade Commission) second request?

A second request provides the FTC additional time to complete its current review and allows the FTC to receive additional documents and data to assist in conducting the review.

The issuance of a second request extends the waiting period until 10 days after Roche has substantially complied with the second request, unless the waiting period is terminated earlier by the FTC or the parties have entered into a timing agreement with the FTC. Spark and Roche remain committed to the transaction and will continue to cooperate with the FTC staff in its review of the transaction.

2. How is a “second request” different from the “pull and refile’ mechanism you have used previously?

Compliance with a second request is a more formalized procedure pursuant to statutory rules, but in actual practice we are continuing the same course of working collaboratively with the FTC to provide documents and information responsive to FTC staff questions.

3. Is there a problem with the on-going FTC review?

As a matter of policy, we do not comment on ongoing FTC reviews.

4. What is the FTC’s role in general?

The FTC is a bipartisan federal agency with a dual mission to protect consumers and promote competition. The FTC typically monitors business practices and reviews potential mergers to ensure that the market works according to consumer preferences.
(source: www.ftc.gov)

5. Can you give more details about the FTC review?

No. As a matter of policy, we do not comment on ongoing FTC reviews. See this link for general information from the FTC on second requests: https://www.ftc.gov/tips-advice/competition-guidance/guide-antitrust-laws/mergers/premerger-notification-merger-review.

6. Are the FTC concerns mainly around haemophilia?

As a matter of policy, we do not comment on ongoing FTC reviews.

7. Why is the FTC review taking so long?

As a matter of policy, we do not comment on ongoing FTC reviews.

8. Is the transaction at risk?

Both Roche and Spark were aware that FTC review and clearance would be required for the transaction. This step in the process allows the FTC more time to complete its review and receive additional documents and data to assist in conducting its review.

As a result of receiving the second request, the conditions to the tender offer are not expected to be satisfied at the currently scheduled expiration of the tender offer. Therefore, Roche is extending the offer period, which was previously scheduled to expire on Friday, June 14, 2019, until Wednesday, July 31, 2019, in accordance with the merger agreement in order to provide additional time for the FTC to complete its review, unless it is extended further under the circumstances set forth in the merger agreement.

In a transaction of this type, a significant portion of shareholders customarily tender their shares during the last day of the tender offer period. Therefore, we do not view the level of tendered shares at this time as in any way indicative of shareholder support for the transaction.

9. You have already extended the offer three times. Why are you extending it again?

As a result of receiving the second request, the conditions to the tender offer are not expected to be satisfied at the currently scheduled expiration of the tender offer. Therefore, Roche is extending the offer period, which was previously scheduled to expire on Friday, June 14, 2019, until Wednesday, July 31, 2019, in accordance with the merger agreement in order to provide additional time for the FTC to complete its review, unless it is extended further under the circumstances set forth in the merger agreement.

10. Is this related to the recent lawsuits filed on behalf of Spark shareholders?

No. The FTC process is an independent legal process. As a matter of policy, we cannot comment on legal matters.

11. Does this change the previously stated estimate of Q2 deal closing?

As a second request provides the FTC with additional time to complete its current review, it is unlikely that the transaction will close during the first half of 2019. The parties expect the transaction to close in 2019.

12. What is the new expected closing date?

As a result of receiving the second request, the conditions to the tender offer are not expected to be satisfied at the currently scheduled expiration of the tender offer. Therefore, Roche is extending the offer period, which was previously scheduled to expire on Friday, June 14, 2019, until Wednesday, July 31, 2019, in accordance with the merger agreement in order to provide additional time for the FTC to complete its review, unless it is extended further under the circumstances set forth in the merger agreement. As a second request provides the FTC with additional time to complete its current review, it is unlikely that the transaction will close during the first half of 2019. The parties expect the transaction to close in 2019.

13. Until now you were very confident that you would be able to close the deal within the first half of 2019. While a Second Request seems to be part of the regulatory review process, you clearly were not expecting this. How is this possible? Has something unexpected occurred?

As a matter of policy, we do not comment on ongoing FTC reviews.

14. Are there concerns about shareholder support?

We believe our offer, which has been unanimously recommended by the board of Spark, to be full and fair. Shareholders need to tender more than 50 percent of the total number of shares of Spark common stock outstanding in order to satisfy the minimum condition to complete the tender offer.

In a transaction of this type, a significant portion of shareholders customarily tender their shares during the last day of the tender offer period. Therefore, we do not view the level of tendered shares at this time as in any way indicative of shareholder support for the transaction.

15. Why should Spark shareholders have confidence that this deal will eventually go through?

We believe our offer, which has been unanimously recommended by the board of Spark, to be full and fair. Spark and Roche will continue to cooperate with the FTC staff in its review of the transaction.

16. When is the end date in the merger agreement?

In general, the end date (the date by which the closing of the transaction must occur) is December 31, 2019, but if the conditions relating to antitrust laws have not been satisfied by that time then Roche and Spark each have the right to extend until January 31, 2020. Please see the offer to purchase for a more detailed description of the relevant provisions of the merger agreement.

17. Is it possible a third party could now acquire Spark?

We believe our offer, which has been unanimously recommended by the board of Spark, to be full and fair. We cannot speculate as to what third parties might do. As described in the offer to purchase, the merger agreement contains customary “deal protection” mechanisms, including a prohibition on Spark soliciting competing offers and a requirement that Spark pay Roche a “break-up fee” of US $144 million in certain circumstances (for example, if Spark terminates the merger agreement to accept a superior proposal).

18. [If required:] On April 3rd you communicated that approximately 29.4% of Spark's outstanding Shares have been validly tendered and received, on April 26th, you communicated that number was approximately 26.1%, and on May 13th, you communicated that number was approximately 21.0%. Now on June 7th, you have communicated a marginally higher percentage (21.1%). Is this an indication that shareholders are [less/more] supportive of the deal?

In a transaction of this type, a significant portion of shareholders customarily tender their shares during the last day of the tender offer period. A change in the number of tendered shares during the tender offer period is not unusual. Until the end of the offer period, shareholders have the right to tender their shares, withdraw and re-tender them. Therefore, we do not view the level of tendered shares at this time as in any way indicative of shareholder support for the transaction.

19.  What are the details related to the UK Competition and Markets Authority (CMA) investigation?  Could the UK authorities prevent the Spark acquisition from going through? What are the consequences of the Interim Enforcement Order?

The UK Competition and Markets Authority (the “CMA”) has opened an investigation in order to obtain further information in relation to Roche’s proposed acquisition of Spark. The investigation will determine whether the CMA considers it has jurisdiction over the acquisition; and, if so, whether the CMA considers that the acquisition may be expected to result in a substantial lessening of competition in the UK such as to warrant a more detailed, Phase 2 review. In the latter case, the CMA may accept remedies offered by the parties to avoid a Phase 2 review.  Pending the outcome of its investigation, the CMA has issued an Interim Enforcement Order (IEO) that would become effective upon closing of the transaction and would require Roche to hold separate the Spark business. The parties are working cooperatively with the CMA and will continue to do so.

It is common practice for the CMA to issue a post-closing IEO. The issuance of an IEO does not of itself mean that the CMA has substantive concerns about the acquisition nor that the CMA has the legal power to intervene to impose conditions to the acquisition proceeding.

20. What will Roche do if the acquisition doesn’t go through? Are you considering to partner with Spark? Or will you look for other companies with gene therapy expertise to acquire?

Roche remains focused on completing the transaction and continuing to cooperate with the FTC staff in its review of the transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS DOCUMENT ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING, AMONG OTHER THINGS, THE EXPECTED CONSUMMATION OF THE TRANSACTION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE TRANSACTION, INCLUDING REGULATORY APPROVAL, THE TENDER OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF SPARK THERAPEUTICS, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED, AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN SPARK THERAPEUTICS’ PUBLIC FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), INCLUDING THE “RISK FACTORS” SECTIONS OF SPARK THERAPEUTICS’ ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2018, AND IN ANY SUBSEQUENT PERIODIC REPORTS ON FORM 10-Q AND FORM 8-K, AS WELL AS THE TENDER OFFER DOCUMENTS FILED BY ROCHE AND ITS ACQUISITION SUBSIDIARY AND THE SOLICITATION/RECOMMENDATION FILED BY SPARK THERAPEUTICS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. ROCHE AND SPARK THERAPEUTICS DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS REPORT OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMMON STOCK OF SPARK THERAPEUTICS. THE TENDER OFFER IS ONLY BEING MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. ROCHE AND ITS ACQUISITION SUBSIDIARY FILED A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC ON MARCH 7, 2019, AND SPARK THERAPEUTICS FILED A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER WITH THE SEC ON MARCH 7, 2019, IN EACH CASE AS AMENDED FROM TIME TO TIME. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AS THEY MAY BE AMENDED FROM TIME TO TIME, CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER SINCE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS HAVE BEEN FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE AND SPARK THERAPEUTICS WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY SPARK THERAPEUTICS AT WWW.SPARKTX.COM.